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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            (Amendment No. . . . .) *


                            IMPERIAL INDUSTRIES, INC.
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                                (Name of Issuer)


             $1.10 Cumulative Convertible Redeemable Preferred Stock
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                         (Title of Class of Securities)


                                   452848 20 3
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                                 (CUSIP Number)


                                 Barry T. Brooks
                               3843 Jamestown Road
                             Springfield, Ohio 45502
                                  (937)322-6467
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 March 31, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  452848 20 3

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1) Names of Reporting Persons

Barry T. Brooks

Social Security Number or I. R. S. Identification Nos. of Above Persons (entities only)

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)                                    (b)
   ------                                 ------
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3) SEC Use Only

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4) Source of Funds (See Instructions)

     PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6) Citizenship or Place of Organization

    United States
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Number of                     7)  Sole voting Power  61,300
Shares                        --------------------------------------------------
Beneficially
Owned by Each                 8)  Shared Voting Power
Reporting
Person With                   --------------------------------------------------
                              9)  Sole Dispositive Power

                              --------------------------------------------------
                              10) Shared Dispositive Power

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

      61,300
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13) Percent of Class Represented by Amount in Row (11)

      20.4%
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14) Type of Reporting Person (See Instructions)

      IN
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Item 1.  Security and Issuer.

         This Statement relates to the $1.10 Cumulative Convertible Redeemable Preferred Stock par value $.10 per share (the "Preferred Stock") of Imperial Industries, Inc., a Delaware corporation (the "Issuer").

         The Issuer's principal executive offices are located at 1259 Northwest 21st Street, Pompano Beach, Florida 33069.

Item 2.  Identity and Background.

         (a) The person filing this statement is Barry T. Brooks;

         (b) Mr. Brooks' residence address is 3843 Jamestown Road, Springfield, Ohio 45502;

         (c) Mr. Brooks' present principal occupation or employment is: Owner Coin Collector and the name, principal business and address of the corporation or other organization in which such employment is conducted is Ohio Coin Investments 1628 E. Main Street, Springfield, Ohio 45503;

         (d) During the last five years, Mr. Brooks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) During the last five years, Mr. Brooks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

         (f) Mr. Brooks is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Brooks paid an aggregate of $444,876 in cash consideration for the purchase of the Preferred Stock of the Issuer. The source of funds was personal funds.

Item 4.  Purpose of Transaction.

         Mr. Brooks has acquired the shares of Preferred Stock for investment purposes, and only in the ordinary course of business. In the ordinary course of business, Mr. Brooks from time to time evaluates holdings or securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.

         Except as otherwise provided below, Mr. Brooks has no present plans or intentions which would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change


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in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

         On December 17, 1998, at a Special Meeting of the Stockholders of the Issuer, Mr. Brooks voted the shares owned by him in favor of a merger of the Issuer and Imperial Merger Corp. a wholly owned subsidiary of the Issuer ("Merger Sub"). In connection with the Merger, each share of Preferred Stock owned by Mr. Brooks is being converted in $137,925 in cash, 306,500 shares of the common stock, par value $.001 per share of Merger Sub and $492,000 of three year 8% subordinated debentures (the "Merger Consideration"). Thereafter, Mr. Brooks will not own any shares of Preferred Stock and will own less than 5% of the outstanding shares of common stock of Merger Sub.

Item 5. Interest in Securities of the Issuer.

         Based upon the information contained in the Issuer's Form 10-Q for the third quarter 1998 filed with the Securities and Exchange Commission, there were 300,121 shares of Preferred Stock outstanding as of November 13, 1998. Mr. Brooks' ownership of 61,300 shares of Preferred Stock represents 20.4% of the outstanding shares of Preferred Stock. Mr. Brooks has sole voting power of all shares of Preferred Stock.

         Mr. Brooks has not purchased any shares of Common Stock within the 60 day period prior to the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as otherwise in connection with the Merger and the Merger Consideration per share of Preferred Stock described in item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Brooks and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         None.


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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 1999

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Signature

BARRY T. BROOKS
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Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).